

Mail Stop 3720

January 14, 2009

Paul Kelly
President
NB Telecom, Inc.
No. 9 Qinling Road
Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, China 150078

> **Re: NB Telecom, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 9, 2009**
> **File No. 0-53131**

Dear Mr. Kelly:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. It appears that the amendments to your certificate of incorporation are necessary to complete your obligations pursuant to the Agreement and Plan of Merger executed by the company on December 24, 2008. Therefore, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the merger, including the disclosure under Item 14 of Schedule 14A. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement.

2. Revise your disclosure to clarify how many shares of newly authorized common stock and preferred stock management intends to issue pursuant to the above-referenced merger agreement. Please discuss any other current plans, proposals or arrangements you may have with respect to the increase in authorized shares. Otherwise, please state that you have no other plans, proposals or arrangements, written or otherwise, at this time.

3. Please revise your disclosure to address the possible consequences of issuing the newly-authorized shares, including dilution, the impact on the stock price, and any anti-takeover effects.

4. We note that on December 31, 2008, you filed a Form 8-K reporting your merger with Favor Sea Limited (as the parent of Harbin Xinda Macromolecule Material Co., Ltd.), which transaction was consummated by the parties on December 24, 2008. We also note that on January 6, 2009 you filed a Certificate of Change with the Secretary of State of Nevada with respect to the reverse stock split of your common stock. Please provide us with your analysis of the relevant proxy rules of the Securities Exchange Act of 1934 as to why a Schedule 14C was not required to be filed in connection with each of these transactions.

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As appropriate, please amend your Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief

Cc: Howard Jiang, Esq. (via facsimile)
(212) 704-5939